Sub-Item 77M:  Mergers

(a)
	(i)	Old Mutual Columbus Circle
                         Technology & Communications Fund

	(ii)	Old Mutual Growth Fund


(b)
	(i)	Effective December 4, 2009,
the Focused Fund acquired all of the assets and
liabilities of the Old Mutual Columbus Circle
Technology and Communications Fund
(the "Columbus Circle Technology and Communications
Fund") pursuant to a Plan of Reorganization approved
by shareholders of the Columbus Circle Technology
and Communications Fund at a meeting of shareholders
held on November 30, 2009.
	(ii)	Effective December 4, 2009,
the Old Mutual Focused Fund acquired all of the assets and liabilities of the Old Mutual Growth
Fund (the "Growth Fund") pursuant to a Plan of
Reorganization approved by shareholders of the Old Mutual Growth Fund at a meeting of shareholders held on November 30, 2009.